January 21, 2025

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Amendment No. 1 to Registration Statement on Form F-1
            Filed January 13, 2024
            File No. 333-283012
Dear Justin Floyd:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Recent Developments
2023 vs 2024 Comparison, page 7

1. Please remove your statement that readers should not place undue reliance on your preliminary estimates, as investors should be able to rely on the information presented.
Dilution, page 38

2. Please disclose your calculation of pro forma net tangible book value per ordinary share.
 January 21, 2025
Page 2

Index to Financial Statements, page F-1

3. Please update your audited financial statements to include the fiscal year ended
       December 31, 2024 or provide as an exhibit the relevant representation as allowed under Item 2 within Instructions to Item 8.A.4 of Form 20-F.
       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Justin Grossman